

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 24, 2009

Paul E. Huck
Senior Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, Pennsylvania 18195

      **RE: Air Products and Chemicals, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2008
            Form 10-Q for Fiscal Quarter Ended December 31, 2008
            File No. 1-4534**

Dear Mr. Huck:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief